Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	09:58 01-Sep-06

RNS Number:3501I
Wolseley PLC
01 September 2006

Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Executive Share Option Scheme 1989

3 Period of Return – From:

1 March 2006

To:

31 August 2006

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

3,165,952 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:

201,044 Ordinary 25p shares

6 Balance under scheme not yet issued/allotted under scheme at end of period:

2,964,908 Ordinary 25p shares

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)

400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)

350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)

490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)

2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011 (utilised)

1,375,000 Ordinary 25p shares listed on 01.10.03 ref RA/Wolseley plc/00012 (utilised)

1,065,000 Ordinary 25p shares listed on 01.10.04 ref RA/Wolseley plc/0-976-402 (utilised)

3,600,000 Ordinary 25p shares listed on 30.09.05 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

597,706,564 Ordinary 25p shares

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary & Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END